SEC FILE NUMBER 033-26322
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Transamerica Advisors Life Insurance Company

(Full Name of Registrant)

(Former Name if Applicable)

4333 Edgewood Road, NE

(Address of Principal Executive Office, Street and Number)

Cedar Rapids, Iowa 52499-0001

(City, State and Zip Code)

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason describe in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,
(b)

The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported by Transamerica Advisors Life Insurance Company (the “Registrant”) under Item 4.02 of its Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on April 1, 2015, the Registrant has determined that the financial statements contained in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) filed with SEC should no longer be relied upon due to an error in the tax valuation allowance. Accordingly, the Registrant is in the process of restating its previously issued audited financial statements for the year ended December 31, 2013 to be included in its Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”).

Since the Registrant intends to include restated financial data for the year ended December 31, 2013 in the 2014 Form 10-K, the Registrant does not intend to file an amendment to its 2013 Form 10-K. Management is currently evaluating the impact of this error on the interim unaudited financial statements for the periods ended September 30, 2014, June 30, 2014 and March 31, 2014 included in the Quarterly Reports on Form 10-Q and as such cannot reasonably estimate such impact at this time.

The Registrant intends to file as soon as practicable the restated financial statements for the year ended December 31, 2013 in the 2014 Form 10-K.

We refer you to the Form 8-K for more information related to the restatement, including, without limitation, the nature of the accounting error giving rise to the restatement.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alison Ryan	(213)	742-5216
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The error principally relates to the scheduling of certain deferred tax liabilities in our analysis of the future ability to utilize net operating loss carryforwards in our tax expense calculations. This results in an overstatement of the valuation allowance and understatement of net income of approximately $42 million for the fourth quarter and year ended December 31, 2013, thereby changing the Company’s 2013 reported net loss from $254 million to approximately $212 million.

Management is currently evaluating the impact of this error on the interim financial statements included in its Quarterly Reports on Form 10-Q for the three quarters of 2014 and as such cannot reasonably estimate such impact at this time.

Transamerica Advisors Life Insurance Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2015	By	/s/ Eric J. Martin
Eric J. Martin, Chief Financial Officer, Vice President, Treasurer and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.